FULBRIGHT & JAWORSKI L.L.P.
A REGISTERED LIMITED LIABILITY PARTNERSHIP
666 FIFTH AVENUE, 31ST FLOOR
NEW YORK, NEW YORK 10103-3198
WWW.FULBRIGHT.COM

JOHANNES K. GÄBEL
PARTNER
JGABEL@FULBRIGHT.COM

DIRECT DIAL: (212) 318-3072
TELEPHONE: (212) 318-3000
FACSIMILE: (212) 318-3400

February 20, 2007

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: ~~FJH~~ FJA AG (the "Company")
File No. 82-5077

Dear Sir or Madam:

Subsequent to our last submission, enclosed please find a press release of the Company.

Please do not hesitate to contact the undersigned should you have any questions regarding the above.

Very truly yours,

Johannes K. Gäbel
U.S. Authorized Representative

Enclosure

dw 2/27

45825963.1

FILE NO. 82-5077

FJH

Ad hoc announcement

FJH AG: Change of Supervisory Board Chairman

The Prime Standard-listed consulting and software house FJH AG (ISIN DE0005130108) has announced a change at the top of its Supervisory Board. After holding the post for more than seven successful years, Prof. Dr. Elmar Helten is handing over the responsibility of Chairman of the Supervisory Board to Thomas Nievergelt. Thomas Nievergelt is a lawyer and notary based in Samedan, Switzerland, and has also served on FJH AG's Supervisory Board as Vice Chairman for more than seven years.

Professor Helten feels that the time has come, given his new role as President of the Bayerisches Finanz Zentrum and numerous other obligations, to hand over the reins. He will remain as Vice Chairman of FJH AG's Supervisory Board and will continue to accompany the firm as it sets out on its new path to growth.

FJH AG
Dorothea Kurtz
Elsenheimerstraße 65
80687 Munich
Germany
Phone: +49 (0) 89 769 01 7002
Fax: +49 (0) 89 769 01 606
E-mail: dorothea.kurtz@fjh.com
Internet: www.fjh.com

Munich, 16th February 2007

END